SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No.            )

John D. Oil and Gas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

477853105

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St., 20th Fl,. Cleveland, OH 44114, 216-696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sam Petros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500 Preferred Shares*
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 500 Preferred Shares*
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500 Preferred Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Each share of preferred stock is currently convertible into 1,000 shares of common stock. The preferred stock is owned by S & A Investments, an Ohio partnership.

CUSIP No. 477853105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) S & A Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500 Preferred Shares*
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 500 Preferred Shares*
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500 Preferred Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

*	Each share of preferred stock is currently convertible into 1,000 shares of common stock.

CUSIP No. 477853105

Item 1.	Security and Issuer.

This original Schedule 13D Statement relates to shares of Series A convertible preferred stock, par value $0.001 per share (the “Preferred Stock”), and shares of common stock, par value $0.001 per share (the “Common Stock”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”), which has its principal executive offices at 8500 Station Street, Suite 345, Mentor, Ohio 44060. Each share of Preferred Stock is presently convertible into 1,000 shares of Common Stock.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Sam Petros and S & A Investments, an Ohio partnership (collectively, the “Reporting Persons”), for the purpose of reporting an acquisition of Preferred Stock. Mr. Petros is the general partner of S & A Investments. S & A Investments is owned jointly by Mr. Petros and his wife.

(b) The business address of the Reporting Persons is 10474 Broadview Road, Broadview Heights, Ohio 44147.

(c) Mr. Petro’s principal occupation is owner of Petros Homes, Inc., located at 10474 Broadview Road, Broadview Heights, Ohio 44147. The purpose of S & A Investments is to make and hold investments.

(d) Negative with respect to the Reporting Persons.

(e) Negative with respect to the Reporting Persons.

(f) Mr. Petros is a citizen of the United States of America. S & A Investments is an Ohio partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The Preferred Stock reported in Item 5(c) as having been acquired by S &A Investments was acquired in the Company’s private placement for the aggregate purchase price of approximately $500,000 with working capital of S & A Investments.

Item 4.	Purpose of Transaction.

S & A Investments purchased the Preferred Stock for investment. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not currently have plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(ii) the sale or transfer of a material amount of assets of the Company;

(iii) a change in the present board of directors or management of the Company;

CUSIP No. 477853105

(iv) a material change in the present capitalization or dividend policy of the Company;

(v) a material change in the business or corporate structure of the Company;

(vi) a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

(vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s common stock;

(viii) a class of equity securities of the Company; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (i) through (viii) above.

The Reporting Persons reserve the right to modify his or its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 8,998,180 shares of Common Stock outstanding

Mr. Petros beneficially owns 500 shares of Preferred Stock that are presently convertible into 500,000 shares of Common Stock, or approximately 5.3% of the outstanding shares of Common Stock. The shares of Preferred Stock are owned by S & A Investments.

(b) Mr. Petros has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Preferred Stock owned by S & A Investments.

(c) On February 1, 2008, S & A Investments purchased 500 shares of Preferred Stock in the Company’s private placement. S & A Investments and Mr. Petros have not effected any other transactions in the Preferred Stock or Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

CUSIP No. 477853105

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

/s/ Sam Petros
Sam Petros, individually

S & A Investments

/s/ Sam Petros
By Sam Petros, general partner

EXHIBIT INDEX

Exhibit Number	Description
7.1	Joint Filing Agreement